SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                     Rule 13-3 Transaction Statement
  (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                            Amendment No. 5
 DECADE'S MONTHLY INCOME & APPRECIATION FUND -- A LIMITED PARTNERSHIP
                         (Name of the Issuer)
 DECADE'S MONTHLY INCOME & APPRECIATION FUND -- A LIMITED PARTNERSHIP
                   (Name of Person Filing Statement)
                     Limited Partnership Interests
                    (Title of Class of Securities)
                                 None
                 (CUSIP Number of Class of Securities)
                          Jeffrey Keierleber
                         c/o Decade Companies
  Decade's Monthly Income & Appreciation Fund--A Limited Partnership
                   250 Patrick Boulevard, Suite 140
                   Brookfield, Wisconsin  53045-5864
                            with copies to
                       Conrad G. Goodkind, Esq.
                            Quarles & Brady
                        411 E. Wisconsin Avenue
                   Milwaukee, Wisconsin  53202-4497

          (Names, Addresses and Telephone Numbers of Persons
           Authorized to Receive Notices and Communications
                on Behalf of Person Filing Statement.)

              This Statement is filed in connection with
                     (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or
          Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [  ]  The filing of a registration statement under the Securities
          Act of 1933.
c.  [X]   A tender offer.
d.  [  ]  None of the above.
Check the following box if the soliciting materials or information
statement referred to are preliminary copies:      [  ]
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      This Amendment No. 5 to Rule 13e-3 Transaction Statement (the
"Statement") relates to an issuer tender offer by Decade's Monthly Income & Appreciation Fund -- a Limited Partnership (the "Partnership") to purchase outstanding limited partnership interests (the "Interests") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 1995 (including the annexes thereto, the "Offer to Purchase"), and in the related Letter of Acceptance (which together constitute the "Offer"), copies of which have already been filed as Exhibits (d)(1) and (d)(2) hereto, respectively. This Statement is being filed by the Partnership. Capitalized terms used in this Statement and not defined herein shall have the meanings set forth in the Offer to Purchase.

     Concurrently with the filing of this Statement, the Partnership is filing with the Securities and Exchange Commission Amendment No. 5 to the Schedule 13E-4 Issuer Tender Offer Statement. A copy of the Offer to Purchase was attached as Exhibit 1 thereto. The information contained in the Offer to Purchase is incorporated by reference in answer to the items of this Statement and the Cross Reference Sheet set forth below shows the location in the Offer to Purchase of the information required to be included in response to the items of this Statement. The information contained in the Offer to Purchase, including all exhibits and annexes thereto, is hereby expressly incorporated by reference and the responses to each item herein are qualified in their entirety by reference to the information contained in the Offer to Purchase and the exhibits and annexes thereto.

     The Partnership's Offer ended at midnight December 29, 1995 and 3,683.025 Interests were tendered, not withdrawn, and accepted from 449 Limited Partners.

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                   CROSS REFERENCE SHEET
          (Pursuant to General Instruction to Schedule 13E-3)


Item of                            Location in Offer to Repurchase
Schedule 13E-3                     (for incorporation by reference)

Item 1.        Issuer and Class of Security Subject to the
               Transaction.

(a)            "The Partnership--Background of the Partnership."

(b)            "The Partnership--Background of the Partnership."

(c)            "Lack of Market and Distributions."

(d)            "Lack of Market and Distributions."

(e)            Not Applicable.

(f)            Not Applicable.

Item 2.        Identity and Background.

This Schedule 13E-3 is being filed only by the Partnership, the issuer of the class of securities which is the subject of this Rule 13e-3 transaction.

(a)-(d)        "The Partnership--Background of the Partnership."

(e)-(f) During the past five years, neither the Partnership nor any of the persons enumerated in General Instruction C to Schedule 13E-3 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(g) All relevant persons are citizens of the United States of America.

Item 3.        Past Contacts, Transactions or Negotiations.

(a) Not Applicable as the Schedule is being filed by the issuer alone.

(b)            "The Partnership--Interests of Certain Persons in the
               Offer."

Item 4.        Terms of the Transaction.

(a)            "The Offer."

(b)            "The Offer--Proration Rights."

Item 5.        Plans or Proposals of the Issuer or Affiliate.

(a)-(g) "The Partnership--Certain Effects of the Offer;" "The Partnership--Conduct of the Partnership After the Offer."


Item 6.        Source and Amount of Funds or Other Consideration.

(a)-(d)        "Financing the Offer."


Item 7.        Purposes, Alternatives, Reasons and Effects.

(a)-(c)        "The Partnership--Background for the Offer."

(d)            "The Partnership--Certain Effects of the Offer."

Item 8.        Fairness of the Transaction.

(a)-(f)        "The Partnership--Determination of the Offer Price."

Item 9.        Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c)        "The Partnership--November 1994 Appraisal of The
               Meadows I;" "The Partnership--Opinion of The Valuations
               Group."

Item 10.       Interest in Securities of the Issuer.

(a)-(b)        "Security Ownership."

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

               "The Partnership--Interests of Certain Persons in the
               Offer."

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a)            "The Partnership--Interests of Certain Persons in the
               Offer."

(b)            "Security Ownership;" "The Offer."

Item 13.       Other Provisions of the Transaction.

(a)            "The Offer."

(b)-(c)        Not Applicable.

Item 14.       Financial Information.

(a)            "Financial Statements."

(b)            "Pro Forma Financial Data."

Item 15.       Persons and Assets Employed, Retained or Utilized.

(a)-(b)        "The Offer;" "Financing the Offer--Estimated Costs and
               Fees."

Item 16.       Additional Information.

               The Offer, the Annex and Exhibits attached hereto.




                                                     Page Number is
                                                     Sequentially
                                                     Numbered in
                                                     Amendment No.
                                                     5 to Schedule


Item 17.  Material to be filed as Exhibits

(a)  (1)  Commitment for $1,850,000 Loan from        *
          Associated Bank

     (2)  Loan Agreement with Associated Bank

(b)  (1)  Fairness opinion of The Valuations Group   *
          (attached as Annex B to the Offer to
          Purchase).

     (2)  Appraisal of The Meadows I, Report         *
          Letter dated November 18, 1994, of T.M.
          Warner MAI, SRA (attached as Annex A to
          the Offer to Purchase).

     (3)  Analysis of The Valuations Group           *
          forwarded to the Partnership supporting
          fairness opinion.

     (4)  The Partnership's Cover Letter to          *
          Limited Partners, with the Offer to
          Purchase.

     (5)  Supplemental Letter to Limited Partners.   *

     (6)  Cover Letter to Limited Partners, dated    *
          December 7, 1995.

     (7)  Second Supplemental Letter to Limited      *
          Partners.

     (8)  Cover Letter to Limited Partners, dated    *
          December 14, 1995.

     (9)  Third Supplemental Letter to Limited       *
           Partners.

     (10) Cover Letter to Limited Partners, dated    *
          December 19, 1995.

(c)       Not Applicable.
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(d)  (1)  Offer To Purchase, dated November 21,      *
          1995.

     (2)  Letter of Acceptance.                      *

(e)       Not Applicable.

(f)       Not Applicable.

*Previously Filed
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                        SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  January 2, 1996.



                              DECADE'S MONTHLY INCOME & APPRECIATION
                                   FUND -- A LIMITED PARTNERSHIP



                                   BY: /s/Jeffrey Keierleber
                                        Jeffrey Keierleber, General
                                        Partner of Decade Companies,
                                        General Partner of the
                                        Partnership